As filed with the Securities and Exchange Commission on April 20, 2018

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4 to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company (Issuer))

Computer Task Group, Incorporated

(Names of Filing Persons (Offeror and Issuer))

Common Stock, Par Value $.01 per share

(Title of Class of Securities)

205477102

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Peter P. Radetich, Esq.

Computer Task Group, Incorporated

800 Delaware Avenue

Buffalo, New York 14209

(716) 882-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Amar Budarapu, Esq.

Baker & McKenzie LLP

1900 North Pearl Street

Suite 1500

Dallas, Texas 75201

Tel: (214) 978-3060

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$12,324,469.50*	$1,534.40**

*	Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase up to 1,530,990 shares of Common Stock, par value $.01 per share, at the minimum tender offer price of $8.05 per share.
**	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $124.50 for each $1,000,000 of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,534.40	Filing Party: Computer Task Group, Incorporated
Form or Registration No.: Schedule TO	Date Filed: March 16, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☑	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Computer Task Group, Incorporated, a New York corporation (“CTG” or the “Company”), on March 16, 2018 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) relating to the offer by the Company to purchase for cash up to 1,530,990 shares of its common stock, $.01 par value per share (the “shares”), at a price per share of not less than $8.05 and not more than $9.00 in cash, without interest and subject to any applicable withholding taxes. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2018, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Purchase”), and in the related Letter of Transmittal, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO (the “Letter of Transmittal”), which together constitute the tender offer (the “Tender Offer”).

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11.	Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On April 20, 2018, the Company issued a press release announcing the final results of the Tender Offer, which expired at 12:00 midnight, New York City time, at the end of the day on April 16, 2018. A copy of the press release is filed as Exhibit (a)(5)(E) hereto and incorporated by reference herein.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(5)(E)	Press Release, dated April 20, 2018.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2018

COMPUTER TASK GROUP, INCORPORATED

By:	/s/ John M. Laubacker
	Name:	John M. Laubacker
	Title:	Chief Financial Officer